UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from             to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

1500 Market Street

Philadelphia, PA 19102-2148

COMCAST SPECTACOR 401(k) PLAN

Financial Statements and Report of Independent Registered Public Accounting Firm

Comcast Spectacor 401(k) Plan

December 31, 2006 and 2005

COMCAST SPECTACOR 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the Plan’s financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects, in relation to the financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP

Philadelphia, PA

June 26, 2007

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments at fair value	$32,271,359	$23,949,635
Participant loans	502,595	388,460
Contribution receivable	83,457	—

NET ASSETS AVAILABLE FOR BENEFITS	$32,857,411	$24,338,095

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$3,540,428
Dividends and interest	1,582,797

5,123,225

Contributions
Participants	3,336,643
Employer	2,067,607
Rollover	154,807

5,559,057

Total additions	10,682,282

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,003,272

Administrative expenses	159,694

Total deductions	2,162,966

Net increase	8,519,316

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,338,095

End of year	$32,857,411

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Comcast Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan’s provisions.

1.	General

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast Spectacor, L.P. (Plan Sponsor)
•	CSLP Baysox Club LLC
•	CSLP Keys Club LLC
•	CSLP Shorebirds Club LLC
•	Spectrum Arena Limited Partnership
•	Philadelphia Flyers, L.P.
•	Philadelphia 76ers, L.P.
•	Philadelphia Phantoms, L.P.
•	Comcast-Spectacor Foundation
•	Flyers Skate Zone, L.P.
•	Global Spectrum, L.P.
•	Spectacor, Inc.
•	Patron Solutions, L.P.
•	FPS Rink, L.P.
•	Disson Skating, LLC

The Trustee and Record-keeper for the Plan is Citigroup Institutional Trust Company (the Trustee) and CitiStreet LLC, respectively.

2.	Contributions and Related Party Transactions

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (IRS) limitations.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005 (Continued)

3.	Participant Accounts

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

4.	Vesting

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Participants shall have a fully (100%) vested and nonforfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original schedule based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan document. All forfeited amounts may be applied to Plan expenses including legal, consulting, education materials, etc. or to reduce Company contributions.

In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

5.	Payment of Benefits

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

6.	Loans to Participants

The Trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the participant’s account and accrue interest at the prime rate plus 2%. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7.	Income Tax Status

The IRS issued a determination letter to the Plan, dated April 29, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Forfeited Accounts

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses and/or reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. Forfeitures used for the years ended December 31, 2006 and 2005 amounted to $44,000 and $0, respectively. Outstanding forfeitures as of December 31, 2006 and 2005 were $208,470 and $215,556, respectively.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005 (Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Valuation of Investments and Income Recognition

Plan assets are stated at fair value. The fair value of mutual funds is determined by quoted market price. The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and the impact of any purchases and/or sales during the year and is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the statement of net assets available for benefits.

Participant loans are stated at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2.	Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.	Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2006	2005
Investments at fair value
Comcast Common Stock	$4,593,509	$3,005,716
Smith Barney Money Market - Government Portfolio		1,364,740
EuroPacific Growth Fund - F Share	3,754,640	2,495,617
Washington Mutual Investors Fund - F Share	4,360,985	3,231,553
The Growth Fund of America - F Share	5,686,502	4,079,592
Baron Growth Fund	1,871,907	1,569,360
Janus Balanced Fund	2,231,293	1,711,887
Strong Government Securities Fund	1,908,900	1,681,525
Royce Total Return Fund	1,803,590	1,521,122

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005 (Concluded)

During 2006, the Plan’s investments appreciated in value as follows:

NET CHANGE IN FAIR VALUE

Year ended December 31, 2006
Common Stock	$1,813,155
Mutual Funds	1,727,273

$3,540,428

NOTE D - TRUST AGREEMENT

Comcast Spectacor, L.P., as Plan Sponsor, entered into a trust agreement with Citigroup Institutional Trust Company (formerly known as Smith Barney Corporate Trust Company), a party-in-interest. Under the terms of this agreement, the Trustee will hold, invest and reinvest the funds. Comcast Spectacor, L.P. has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE E - PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan with the respect to its employees. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

EIN 23-2303756

PLAN NO. 004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			(e) Current Value
*	Smith Barney participant loans	Interest rates from 5.75%- 10.25%;	$502,595
		maturities from 2007-2036
	EuroPacific Growth Fund - F Share	Mutual fund	3,754,640
	Washington Mutual Investors Fund - F Share	Mutual fund	4,360,985
	The Growth Fund of America - F Share	Mutual fund	5,686,502
*	Comcast Common Stock	Common stock	4,593,509
	Baron Growth Fund	Mutual fund	1,871,907
	Cohen and Steers Realty Shares	Mutual fund	773,228
	Dreyfus Appreciation Fund	Mutual fund	339,921
	Dreyfus US Treasury Long Term Fund	Mutual fund	530,954
	Dreyfus Premier Emerging Markets Fund	Mutual fund	1,570,211
	ING GNMA Income Fund	Mutual fund	408,204
	Janus Balanced Fund	Mutual fund	2,231,293
	Strong Government Securities Fund	Mutual fund	1,908,900
	Royce Total Return Fund	Mutual fund	1,803,590
*	Smith Barney Money Market - Government Portfolio	Mutual fund	1,570,655
	T Rowe Price International Bond Advisor	Mutual fund	373,524
	American Century Vista Advisors	Mutual fund	493,336

			$32,773,954

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2007, relating to the statements of net assets available for benefits as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the related supplemental Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 26, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR 401(k) PLAN

By:	Comcast Corporation

June 27, 2007

By:	/s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller